SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
525 UNIVERSITY AVENUE PALO ALTO, CALIFORNIA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com February 26, 2021

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Alexandra Barone

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Levere Holdings Corp.

Registration Statement on Form S-1

Filed February 12, 2021

File No. 333-253105

Dear Ms. Barone:

On behalf of Levere Holdings Corp. (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated February 24, 2021, concerning the Company’s Registration Statement on Form S-1 filed on February 12, 2021 (the “Registration Statement”). The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

February 26, 2021

Registration Statement on Form S-1

Summary, page 1

1.

We note that your Sponsor is owned by Goggo Network GmbH. We also note that the Company is not precluded from acquiring a company affiliated with your Sponsor. Disclose whether Goggo Network GmbH could be a possible acquisition target of the Company.

Response: We have added a confirmatory statement that Goggo Network GmbH is not an acquisition target of the Company.

Risk Factors, page 60

2.

We note that your forum selection provision identifies the courts of the State of New York as the exclusive forum for claims under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

Response: We have amended the risk factor to include the statement requested by the Staff.

Management, page 118

3.	Please revise the table disclosing the officers and directors’ conflicts of interest to include Stefan Krause.

Response: We have amended the table disclosing the officers and directors’ conflicts of interest to include Stefan Krause.

Report of Independent Registered Public Accounting Firm , page F-2

4.

Please have your auditors revise their report to include the title, “Report of Independent Registered Public Accounting Firm.” Refer to AS 3101.06. In addition, please have your auditors revise their opinion paragraph to include a statement that collectively refers to the financial statements. Refer to AS 3101.08.d.

U.S. Securities and Exchange Commission

February 26, 2021

Response: In response to the Staff’s comment the audit report has been revised for the items that were inadvertently omitted.

General

5.

We note that the shares owned by your executive officers and directors and your sponsor appear to be held outside of the United States. Please tell us if you are a foreign private issuer pursuant to Rule 405 of the Securities Act and provide us your supporting analysis. If you meet the definition of a foreign private issuer but are voluntarily filing on domestic forms please disclose as such in your filing.

Response:    SEC guidance provides that when filing a registration statement under the Securities Act or the Exchange Act for the first time, a foreign company may make a determination as to foreign private issuer status up to 30 days before filing its initial registration statement. We respectfully confirm that at the relevant time of determination undertaken prior to the filing of the Registration Statement and within the time frame set forth in the previous sentence (i) sole voting and dispositive power over the equity of the Company was held by a US resident; and (ii) the directors of the Company were US residents. For these reasons the Company believes that it does not qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Gregg Noel at 650-470-4540 and Pranav Trivedi at +44 20-7519-7026 of Skadden, Arps, Slate, Meagher & Flom, LLP.

*    *    *

U.S. Securities and Exchange Commission

February 26, 2021

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Levere Holdings Corp.

Yasmine Fage

cc:	Skadden, Arps, Slate, Meagher & Flom

Pranav Trivedi